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                                  EXHIBIT 12.2
                            AMERICAN EXPRESS COMPANY
          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)


                                Nine Months Ended
                                  September 30,                          Years Ended December 31,
                                ------------------  --------------------------------------------------------------------
                                        2005                   2004            2003            2002              2001
                                ------------------  --------------------------------------------------------------------
Earnings:
Pretax income from
   continuing operations        $      3,289           $      3,831      $    3,415      $    3,021      $      1,737
Interest expense                       1,568                  1,659           1,606           1,832             2,856
Other adjustments                         77                    151             154             174               175
                                ------------------  --------------------------------------------------------------------
Total earnings (a)              $      4,934           $      5,641      $    5,175      $    5,027      $      4,768
                                ==================  ====================================================================

Fixed charges:
   Interest expense             $      1,568           $      1,659      $    1,606      $    1,832      $      2,856
   Other adjustments                      81                    145             139             151               170
                                ------------------  --------------------------------------------------------------------
Total fixed charges (b)         $      1,649           $      1,804      $    1,745      $    1,983      $      3,026
                                ==================  ====================================================================

Ratio of earnings
   to fixed charges (a/b)               2.99                   3.13            2.97            2.54              1.58
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Included in interest expense in the above computation is interest expense related to the international banking operations and the cardmember lending activities, which is netted against net investment income and cardmember lending net finance charge revenue, respectively, in the American Express Consolidated
Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by American Express, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.